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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of DECEMBER 2004

                        THE DESCARTES SYSTEMS GROUP INC.

                 (Translation of registrant's name into English)




                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)





     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                Form 20-F  [_]                    Form  40-F  [X]
                          -----                              -----



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                Yes  [_]                          No  [X]
                    -----                            -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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            The attached PRESS RELEASE was issued by the Company on November 30,
2004, and is filed herewithin as Exhibit I.

            The attached PRESS RELEASE was issued by the Company on December 1, 2004, and is filed herewithin as Exhibit II.

            The attached MATERIAL CHANGE REPORT was issued by the Company on December 6, 2004, and is filed herewithin as Exhibit III.

            The SHAREHOLDER RIGHTS PLAN AGREEMENT, dated as of November 29, 2004, by and between The Descartes Systems Group Inc. and Computershare Trust Company of Canada is incorporated herein by reference to Exhibit 1 on the Form 8-A, filed by the Company on November 30, 2004 as file number 000-29970.

            The attached PRESS RELEASE was issued by the Company on December 7, 2004, and is filed herewithin as Exhibit V.

















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                                   SIGNATURES






            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            THE DESCARTES SYSTEMS GROUP INC.

                                                       (Registrant)





Date:       December 7, 2004                By: /s/ J. Scott Pagan
                                               -------------------------------
                                            Name:  J. Scott Pagan

                                            Title: General Counsel and Corporate
                                                   Secretary










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                                  EXHIBITS



      Exhibit No.       Description
      -----------       -----------

          I             Press Release dated November 30, 2004.

          II            Press Release dated December 1, 2004.

          III           Material Change Report, dated December 6, 2004.

          IV Shareholder Rights Plan Agreement, dated as of November 29, 2004, by and between The Descartes Systems Group Inc. and Computershare Trust Company of Canada (incorporated herein by reference to Exhibit 1 to the Form 8-A, filed by the Company on November 30, 2004 as file number 000-29970).

          V             Press Release dated December 7, 2004.




























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